

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

<u>Via e-mail</u>
D. Joseph Gersuk
Executive Vice-President, Chief Financial Officer and
  Treasurer
AngioDynamics, Inc.
14 Plaza Drive
Latham, New York 12110

     Re: AngioDynamics, Inc.
             Form 10-K for the fiscal year ended May 31, 2012
             Filed August 14, 2012
             File No. 000-50761

Dear Mr. Gersuk:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant